TAHOE RESOURCES INC.
(the ”Company”)

CERTIFICATE OF OFFICER

RE:	ABRIDGEMENT OF TIME PURSUANT TO NATIONAL INSTRUMENT 54-101 – COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER (“NI 54-101”)

The undersigned, Cassandra Joseph, Associate General Counsel & VP Corporate Secretary of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity, intending that the same may be relied upon without further enquiry, that the Company is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)

the Company has arranged to have proxy-related materials for the special meeting of holders of common shares of the Company to be held January 8, 2019 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has arranged to carry out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon section 2.20 of NI 54-101.

DATED this 6th day of December, 2018.

	By:	(Signed) “Cassandra Joseph”
Name: Cassandra Joseph

Title: Associate General Counsel & VP Corporate Secretary